601 Lexington Avenue

New York, NY 10022

Janette A. McMahan (212) 446-4754	(212) 446-4800	Facsimile:
janette.mcmahan@kirkland.com	www.kirkland.com	(212) 446-4900

December 20, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Julie Rizzo

Re:	Capital Auto Receivables LLC

Registration Statement on Form S-3

Filed January 13, 2011

File No. 333-171684

Ladies and Gentlemen:

On behalf of Capital Auto Receivables LLC (the “Registrant”) and in response to the oral comments (the “Comments”) received from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Registration Statement on Form S-3 filed with the Staff on January 13, 2011, we submit this letter in connection therewith.

The numbered paragraphs below set forth the Registrant’s responses to the Staff’s Comments. The page references in the Registrant’s responses are references to the page numbers in the typeset version of Amendment No. 1 to the Registration Statement filed on December 6, 2011.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

Division of Corporation Finance

December 20, 2011

1.	In response to the Staff’s comment, we have revised the fee table on the cover page of the above-referenced Registration Statement so that the amount of securities being registered is shown in the table itself rather than in the footnotes to the table.

2.	We have added bracketed language on pages S-4 and S-22 of the prospectus supplement regarding receivables that have been subject to a waiver, modification or extension in response to the Staff’s comment.

3.	We have deleted the language previously contained on page 31 of the prospectus that credit enhancement for a series of securities may cover one or more other series of securities in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (212) 446-4754.

Sincerely,

/s/ Janette A. McMahan
Janette A. McMahan

cc:	Ryan Farris, Capital Auto Receivables LLC

Richard Kent, Capital Auto Receivables LLC